SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of January 2003


                                Filtronic PLC
                (Translation of registrant's name into English)

       The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






27 January 2003

                                  FILTRONIC PLC
           INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 NOVEMBER 2002
                      Results ahead of Market expectations
   Continued cash generation and debt reduction; Increased market share in both major businesses


Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems, announces its interim results for the six months ended 30 November 2002. Its technology and engineering can be applied to several business sectors in both the commercial and defence areas. Worldwide sites are in the UK (North of England, Yorkshire, Midlands, Scotland), the US, Finland, China and Australia.

Both major businesses, Wireless Infrastructure and Cellular Handset Products, produced the majority of sales and all of the operating profits, in a period of uncertainty and decline in the wireless telecommunications market.

Wireless Infrastructure increased both its margins and market share, as the world's leading supplier of transmit/receive modules for mobile communications base stations to several of the world's leading OEM's. Cellular Handset Products increased sales, margins and market share as one of the world's leading manufacturers of antennas for handsets.

In his Statement, Professor J. David Rhodes CBE, FRS, FREng, Executive Chairman said: "Filtronic has increased its market share in its two main businesses whilst maintaining strong levels of profitability in those businesses. After continuing to invest in the development of compound semiconductor technology at the Newton Aycliffe facility, Filtronic has generated cash and reduced its level of indebtedness by GBP34m in the last year."

Financial Highlights

* Group sales of GBP123.9m (2001: GBP146.0m).
* Operating profit before non-cash items of GBP5.4m (2001: GBP6.1m).
* Pre-tax profit of GBP50k (2001: Loss of GBP4.5m)
* Loss per share of 1.99p (2001: 8.05p loss) on undiluted basis.
* Wireless Infrastructure operating profit of GBP13.4m (2001: GBP14.0m).
* Cellular Handset Products operating profit up 15.1% to GBP6.1m
  (2001: GBP5.3m).
* Maintained dividend of 0.90p (2001: 0.90p), payable 1 April 2003.
* Cash generation of GBP4.9m.
* Net gearing reduced from 83% to 73%.

Operational Highlights

* Wireless Infrastructure: Increased market share, well positioned with major customers.
* Volumes of transmit/receive modules during 2002 up on previous year.
* Volumes of masthead amplifier units to OEM's more than doubled.
* Reduced value of sales but margins increased, profitability maintained.
* Cellular Handset Products: 29% increase in volume of antennas sold from 82m to 106 million (26% world market share).
* Increased sales levels and profits and improved margins in handset products, driven by recent introduction of new models.
* Electronic Warfare: disappointing sales and margins; GBP40m order backlog; second half profitability.
* Compound Semiconductors: Closure of Santa Clara facility, US, October 2002; exceptional provision of GBP2.7m.

Development of compound semiconductor technologies

* New GaAs chip sets create worldwide opportunities for E-Scan Radar.

* Unique GaAs Power Process for high efficiency power amplifiers for mobile base stations.

Outlook

In his statement, Professor David Rhodes said: "During the second half of this financial year, the Board expects that our two main businesses, Wireless Infrastructure and Cellular Handset Products, will continue to produce a strong financial performance and also expects improvement from both the Electronic Warfare and Compound Semiconductors business segments.

After continuing to invest in the development of compound semiconductor technology at Newton Aycliffe, Filtronic has generated cash and reduced its level of indebtedness by GBP34m in the last year. The Board expects that the company will continue to generate cash in the second half of this financial year and that net indebtedness will further reduce. The development of compound semiconductor related high value integrated products will continue to dominate the strategy for growth."

Enquiries:

Professor J. David Rhodes, Executive Chairman, Filtronic plc  Tel:020 7786 9600
John Samuel, Finance Director, Filtronic plc                  Tel:020 7786 9600
Christopher Schofield, Company Secretary, Filtronic plc       Tel:01274 530 622

Peter Binns, Paul McManus, Charlotte Barker, Binns & Co
 PR Ltd                                                      Tel: 020 7786 9600

                              Executive Chairman's Statement


Interim financial results

Sales for the six months ended 30 November 2002 were GBP123.9m (2001 GBP146.0m) and operating profit before exceptional closure costs, goodwill amortisation and share compensation costs was GBP5.4m (2001 GBP6.1m).

After charging exceptional closure costs of GBP2.7m, goodwill amortisation of GBP1.1m and share compensation costs of GBP0.2m, operating profit was GBP1.4m (2001 GBP2.4m). Financing costs totalled GBP1.4m (2001 GBP6.9m), comprising net interest payable of GBP4.4m, a net currency exchange gain of GBP2.0m and an exceptional gain on the repayment of debt of GBP1.0m.

The profit before taxation was GBP50k (2001 GBP4.5m loss). After taxation charges of GBP1.5m relating to our Finnish operations, the loss was GBP1.5m (2001 GBP5.9m loss). The loss per share is 1.99p (2001 8.05p loss) and these figures are unchanged on a diluted basis.

Dividend

The Board is maintaining an interim dividend of 0.90p (2001 0.90p) per share payable on 1 April 2003 to shareholders on the register at 28 February 2003.

Finance

Cash generation in the six months ended 30 November 2002 was GBP4.9m. Together with cash brought forward at 1 June 2002, this enabled the company to buy in $21.5m of 10% Senior Notes due 1 December 2005 during the period.

At  30  November  2002,  long  term  debt  totalled   GBP74.9m  (2001  GBP117m),
representing GBP76.6m ($119.2m) of 10% Senior Notes due 1 December 2005, net of GBP1.7m of deferred debt issue costs.

At 30 November 2002, Filtronic had a cash balance of GBP3.0m and was using GBP2.4m of its GBP31m bank overdraft facility. Net gearing was 73% (2001 83%).


Operations

The segmental analysis of the business is as follows:


                                                                        Operating profit before closure costs goodwill
                                                                                                      amortisation and
  Six months ended 30 November                 Sales                   impairment, tangible fixed asset impairment and
                                                                                                    share compensation

                                              2002              2001                            2002              2001
                                            GBP000            GBP000                          GBP000            GBP000

  Wireless infrastructure                     81.5              99.5                            13.4              14.0
  Cellular handset products                   24.3              23.6                             6.1               5.3
  Electronic warfare                          11.0              13.7                           (1.8)             (2.0)
  Broadband access                             5.9               8.0                           (1.4)             (1.0)
  Inter segment                              (0.7)             (2.7)                               -                 -
  Central costs                                  -                 -                           (2.5)             (2.4)
                                   ---------------   ---------------                 ---------------   ---------------
  Excluding Compound                         122.0             142.2                            13.8              13.9
  semiconductors
  Compound semiconductors                      1.9               3.8                           (8.4)             (7.8)
                                   ---------------   ---------------                 ---------------   ---------------
                                             123.9             146.0                             5.4               6.1
                                          ========          ========                        ========          ========



Our major business continues to be the supply of transmit/receive modules for mobile communications base stations where we supply several of the world's leading Original Equipment Manufacturers ("OEM's") and where we are acknowledged as the world's leading independent supplier of such equipment. Throughout 2002 global demand for 2G and 2.5G equipment has been unpredictable and it is estimated that the global market fell by around 20% when compared to 2001. Filtronic has maintained business volumes in these difficult trading conditions by increasing market share and programme position with our major customers. Filtronic supplied approximately 375,000 transmit/receive modules in calendar year 2002, slightly more than the number shipped in 2001. Following the strategy of supplying only OEM's with masthead amplifiers, unit sales of these products increased to 25,000 in 2002 from 10,000 in 2001 with a strong increase towards the end of the calendar year. Although the value of Wireless Infrastructure sales has reduced compared to the same period last year, profitability has been maintained and margins improved by a continuing focus on cost effective designs and overhead reductions.

In the Cellular Handset Products business, sales have increased and margins improved. During calendar year 2002, Filtronic supplied 106m handset antennas compared to 82m in 2001, an increase of 29%. This increase has been driven by the introduction of many new models in the second half of the year. Approximately 400m handsets were sold in 2002 giving Filtronic more than a 26% share of the world market for handset antennas.

Sales and margins in the Electronic Warfare business have been disappointing. Losses have been incurred, principally because it has taken until the end of the first half of the current financial year for the European Fighter Aircraft programme to progress to volume production. UK export restrictions have also prevented the shipment of products to certain customers.

The Broadband Access business has continued to suffer from low levels of demand for millimetre wave transceivers and has incurred further losses as a result.

GBP1.5m of the sales and GBP2.5m of the operating losses for the Compound Semiconductor business segment arose from our facility at Santa Clara, California. This fabrication facility was closed in October 2002 and a provision of GBP2.7m for closure costs has been charged as an exceptional item in these results. Newton Aycliffe recorded GBP0.4m of sales and GBP5.9m of losses.

Development of compound semiconductor technologies

The company now has the ability to design and produce complex integrated circuits using three different processes in the facility at Newton Aycliffe.
These are the 'Switch Process', 'D-Mode Process' and a unique gallium arsenide ("GaAs") 'Power Process'. The first process is related to the agreement with M/A-COM, Inc., the second to the BAE SYSTEMS Avionics Limited agreement and internal commercial applications, and the third to the internal development of power amplifiers for base stations.

Trading outlook

Since the end of November demand in the Wireless Infrastructure business has continued at a similar level to that achieved in the first half although industry expectations are that the global market will decline slightly in 2003. Growth in this business remains dependent on both continuing demand for 2G and 2.5G systems and the timing and extent of 3G deployments. Prospects for growth in all 3G systems with our existing products remain strong.

In the Cellular Handset Products business, Filtronic is involved in an extensive number of new opportunities for both existing and new customers including innovative handset components incorporating new antenna structures. We remain confident of continuing to increase our market share in an increasing market.

The Electronic Warfare business has a forward order book of over GBP40m. Shipments of products on the European Fighter Aircraft programme are expected to increase substantially in the second half of this financial year and as a result the Electronic Warfare business should be profitable in the second half of the current financial year.

The activities of the Broadband Access group have been expanded to cover the substantial opportunities for E-Scan Radars using new GaAs chip sets developed at Newton Aycliffe. These devices are already functioning successfully in the key transmit / receive modules for phased array radars. A new programme is being instigated to bring a complete surveillance radar to the market within two years where its aggressive pricing will create worldwide opportunities. Technical progress continues to be made with respect to the point to point transceiver business but improved financial performance is not expected until the next financial year.

The company's most important development programme is in the area of high efficiency power amplifiers for mobile base stations. Engineering resources have been deployed in both the UK and USA, in addition to those at Newton Aycliffe in developing the unique GaAs 'Power Process'. Current units now produce more than 120 watts of power. By using Filtronic's proprietary efficiency enhancing circuits, more than 70% peak efficiency at all 3G frequencies has been achieved. These modules form the basis of both more conventional feed forward linearisation and new digitally predistorted power amplifiers. The company is currently working with several OEM's with the objective of incorporating the new technology, regarded by them as a fundamental change which displaces existing technology. This new technology meets the key requirements of the service providers to reduce both capital expenditure and operational costs. These costs are currently dominated by high levels of energy consumption and unreliable power amplifiers.

It has recently become clear that the level of foundry sales deriving from the M/A-COM agreement will be lower than either Filtronic or M/A-COM anticipated. Therefore it is probable that the general exclusive rights granted to M/A-COM as part of the agreement will lapse in November 2003 and negotiations are underway to maximise the opportunity for switch products. Sales of merchant compound semiconductors arising from the fabless operation at Santa Clara are expected to improve slightly in the second half of the financial year. These products will be manufactured at Newton Aycliffe. Together with the impact of the cost reductions at Santa Clara, this should reduce losses in the Compound Semiconductor business in the second half of the current financial year.

Auditors

Following a review by the Audit Committee, KPMG Audit Plc have been appointed as auditors. The Board would like to thank Ernst & Young LLP for their services during the last eight years.

Summary

During a period of uncertainty and decline in the wireless telecommunications market, Filtronic has increased its market share in its two main businesses, whilst maintaining strong levels of profitability in those businesses. During the second half of this financial year, the Board expects that these businesses will continue to produce a strong financial performance and also expects improvement from both the Electronic Warfare and Compound Semiconductors business segments.

After continuing to invest in the development of compound semiconductor technology at Newton Aycliffe, Filtronic has generated cash and reduced its level of indebtedness by GBP34m in the last year. The Board expects that the company will continue to generate cash in the second half of this financial year and that net indebtedness will further reduce. The development of compound semiconductor related high value integrated products will continue to dominate the strategy for growth.

Professor J D Rhodes CBE FRS FREng
Executive Chairman
27 January 2003


Consolidated Profit and Loss Account
Unaudited 6 months Ended 30 November 2002



                                                         Excluding Compound                  Compound
                                                             Semiconductors            Semiconductors
                                      note                           GBP000                      GBP000         GBP000



  Sales                               1, 2                          121,957                     1,912          123,869
                                                             --------------            --------------   --------------
  Operating profit/(loss) before      1, 2                           13,810                   (8,362)            5,448
  closure
  costs, goodwill amortisation and
  impairment, tangible fixed asset
  impairment and share compensation
  Exceptional closure costs              4                                -                   (2,719)          (2,719)
  Goodwill amortisation                                             (1,063)                         -          (1,063)
  Exceptional goodwill impairment                                         -                         -                -
  Exceptional tangible fixed asset                                        -                         -                -
  impairment
  Share compensation                                                  (218)                         -            (218)
                                                             --------------            --------------   --------------
  Operating profit/(loss)             1, 2                           12,529                  (11,081)            1,448
                                                             --------------            --------------   --------------
  Net interest payable                                                                                         (4,451)

  Net financing currency exchange                                                                                2,027
  gain/(loss)
  Exceptional gain on repayment of                                                                               1,026
  debt
                                                                                                        --------------
                                                                                                               (1,398)
                                                                                                        --------------

  Profit/(loss) on ordinary                                                                                         50
  activities
  before taxation
  Taxation                                                                                                     (1,525)
                                                                                                        --------------
  Loss on ordinary activities                                                                                  (1,475)
  after
  taxation
  Dividends                                                                                                      (669)
                                                                                                        --------------
  Deficit for the period                                                                                       (2,144)
                                                                                                        --------------
  Adjusted (loss)/earnings per
  share
  Basic                                  3                                                                     (0.71)p
  Diluted                                3                                                                     (0.71)p

  Loss per share
  Basic                                  3                                                                     (1.99)p
  Diluted                                3                                                                     (1.99)p

  Dividend per share                                                                                             0.90p





Consolidated Profit and Loss Account
Unaudited 6 months Ended 30 November 2001


                                                                  Excluding         Compound
                                                                   Compound   Semiconductors
                                                             Semiconductors
                                                      note           GBP000           GBP000           GBP000


           Sales                                      1, 2          142,196            3,792          145,988
                                                             --------------   --------------   --------------
           Operating profit/(loss) before closure     1, 2           13,922          (7,850)            6,072
           costs, goodwill amortisation and
           impairment, tangible fixed asset
           impairment and share compensation
           Exceptional closure costs                                      -                -                -
           Goodwill amortisation                                    (1,930)            (740)          (2,670)
           Exceptional goodwill impairment                                -                -                -
           Exceptional tangible fixed asset                               -                -                -
           impairment
           Share compensation                                       (1,033)                -          (1,033)
                                                             --------------   --------------   --------------
           Operating profit/(loss)                    1, 2           10,959          (8,590)            2,369
                                                             --------------   --------------   --------------
           Net interest payable                                                                       (6,656)
           Net financing currency exchange                                                              (236)
           gain/(loss)
           Exceptional gain on repayment of debt                                                            -
                                                                                               --------------
                                                                                                      (6,892)
                                                                                               --------------
           Profit/(loss) on ordinary activities                                                       (4,523)
           before taxation
           Taxation                                                                                   (1,414)
                                                                                               --------------
           Loss on ordinary activities after                                                          (5,937)
           taxation
           Dividends                                                                                    (666)
                                                                                               --------------
           Deficit for the period                                                                     (6,603)
                                                                                               --------------
           Adjusted (loss)/earnings per share
           Basic                                         3                                            (2.71)p
           Diluted                                       3                                            (2.71)p

           Loss per share
           Basic                                         3                                            (8.05)p
           Diluted                                       3                                            (8.05)p

           Dividend per share                                                                           0.90p




Consolidated Profit and Loss Account
Audited Year Ended 31 May 2002


                                                                  Excluding         Compound
                                                                   Compound   Semiconductors
                                                             Semiconductors
                                                      note           GBP000           GBP000           GBP000


           Sales                                      1, 2          273,066            7,481          280,547
                                                             --------------   --------------   --------------
           Operating profit/(loss) before closure     1, 2           34,029         (16,196)           17,833
           costs, goodwill amortisation and
           impairment, tangible fixed asset
           impairment and share compensation
           Exceptional closure costs                                      -                -                -
           Goodwill amortisation                                    (3,880)          (1,472)          (5,352)
           Exceptional goodwill impairment                          (5,658)         (10,378)         (16,036)
           Exceptional tangible fixed asset                               -          (7,938)          (7,938)
           impairment
           Share compensation                                       (1,570)                -          (1,570)
                                                             --------------   --------------   --------------
           Operating profit/(loss)                    1, 2           22,921         (35,984)         (13,063)
                                                             --------------   --------------   --------------
           Net interest payable                                                                      (12,638)
           Net financing currency exchange                                                                165
           gain/(loss)
           Exceptional gain on repayment of debt                                                            -
                                                                                               --------------
                                                                                                     (12,473)
                                                                                               --------------
           Profit/(loss) on ordinary activities                                                      (25,536)
           before taxation
           Taxation                                                                                   (3,508)
                                                                                               --------------
           Loss on ordinary activities after                                                         (29,044)
           taxation
           Dividends                                                                                  (1,999)
                                                                                               --------------
           Deficit for the period                                                                    (31,043)
                                                                                               --------------
           Adjusted (loss)/earnings per share
           Basic                                         3                                              2.28p
           Diluted                                       3                                              2.25p

           Loss per share
           Basic                                         3                                           (39.31)p
           Diluted                                       3                                           (39.31)p

           Dividend per share                                                                           2.70p





Consolidated Balance Sheet


                                                                  Unaudited        Unaudited          Audited
                                                                30 November      30 November           31 May
                                                                       2002             2001             2002
                                                                     GBP000           GBP000           GBP000


           Fixed assets
           Intangible assets                                         33,459           53,021           34,720
           Tangible assets                                          101,493          121,716          108,589
                                                             --------------   --------------   --------------
                                                                    134,952          174,737          143,309
                                                             --------------   --------------   --------------
           Current assets
           Stocks                                                    36,443           42,789           43,735
           Debtors                                                   58,257           69,082           55,435
           Cash                                                       3,026           11,176            9,083
                                                             --------------   --------------   --------------
                                                                     97,726          123,047          108,253
                                                             --------------   --------------   --------------

           Creditors: amounts falling due within one year
           Borrowings                                                 2,429              139                -
           Other creditors                                           40,670           41,652           39,774
                                                             --------------   --------------   --------------
                                                                     43,099           41,791           39,774
                                                             --------------   --------------   --------------
           Net current assets                                        54,627           81,256           68,479
                                                             --------------   --------------   --------------
           Total assets less current liabilities                    189,579          255,993          211,788

           Creditors: amounts falling due after one year
           Borrowings                                                74,874          116,994           93,769
           Provision for deferred tax                                   409                -              408
           Deferred income                                           12,337           11,480           12,415
                                                             --------------   --------------   --------------
           Net assets                                               101,959          127,519          105,196
                                                             --------------   --------------   --------------
           Capital and reserves
           Called up share capital                                    7,430            7,388            7,409
           Share premium account                                    135,851          133,478          134,151
           Shares to be issued                                        4,392            6,145            6,682
           Revaluation reserve                                          106              106              106
           Profit and loss account                                 (45,820)         (19,598)         (43,152)
                                                             --------------   --------------   --------------
           Equity shareholders' funds                               101,959          127,519          105,196
                                                             --------------   --------------   --------------





Statement of Total Recognised Gains and Losses


                                                                    Unaudited        Unaudited          Audited
                                                                     6 months         6 months             Year
                                                                        Ended            Ended            Ended
                                                                  30 November      30 November           31 May
                                                                         2002             2001             2002
                                                                       GBP000           GBP000           GBP000


        Loss on ordinary activities after taxation                    (1,475)          (5,937)         (29,044)
        Currency exchange movement arising on consolidation           (4,283)            2,224            1,422
        Currency exchange movement on loan                              2,972              347            2,496
                                                               --------------   --------------   --------------
        Total recognised gains and losses                             (2,786)          (3,366)         (25,126)
                                                               --------------   --------------   --------------





Reconciliation of Shareholders' Funds


                                                                           Unaudited        Unaudited          Audited
                                                                            6 months         6 months             Year
                                                                               Ended            Ended            Ended
                                                                         30 November      30 November           31 May
                                                                                2002             2001             2002
                                                                              GBP000           GBP000           GBP000


  Loss on ordinary activities after taxation                                 (1,475)          (5,937)         (29,044)
  Dividends                                                                    (669)            (666)          (1,999)
                                                                      --------------   --------------   --------------
  Deficit for the period                                                     (2,144)          (6,603)         (31,043)
  Contribution to QUEST                                                            -                -            (461)
  Currency exchange movement arising on consolidation                        (4,283)            2,224            1,422
  Currency exchange movement on loan                                           2,972              347            2,496
  Issue of shares                                                              2,508            2,535            3,229
  Shares to be issued
               - shares issued                                               (2,508)          (2,504)          (2,504)
               - share compensation                                              218            1,033            1,570
                                                                      --------------   --------------   --------------
  Movement in shareholders' funds                                            (3,237)          (2,968)         (25,291)
  Opening shareholders' funds                                                105,196          130,487          130,487
                                                                      --------------   --------------   --------------
  Closing shareholders' funds                                                101,959          127,519          105,196
                                                                      --------------   --------------   --------------





Consolidated Cash Flow Statement


                                                                      Unaudited        Unaudited          Audited
                                                                       6 months         6 months             Year
                                                                          Ended            Ended            Ended
                                                                    30 November      30 November           31 May
                                                                           2002             2001             2002
                                                          note           GBP000           GBP000           GBP000


        Net cash flow from operating activities              A           16,413           33,744           64,218
                                                                 --------------   --------------   --------------
        Returns on investment and servicing of finance
        Net interest paid                                               (4,133)          (6,235)         (11,271)
                                                                 --------------   --------------   --------------
        Tax paid                                                        (2,598)            (961)          (2,345)
                                                                 --------------   --------------   --------------
        Capital expenditure
        Purchase of tangible fixed assets                               (4,382)          (5,550)         (11,369)
        Sale of tangible fixed assets                                       851              486            1,312
        Government grants received                                           37                -            1,034
                                                                 --------------   --------------   --------------
        Net cash flow from capital expenditure                          (3,494)          (5,064)          (9,023)
                                                                 --------------   --------------   --------------
        Equity dividends paid                                           (1,333)          (1,326)          (1,992)
                                                                 --------------   --------------   --------------
                                                                 --------------   --------------   --------------
        Net cash flow before financing                                    4,855           20,158           39,587
                                                                 --------------   --------------   --------------
        Financing
        Issue of shares                                                       -               31              264
        Loans repaid                                                   (12,473)            (132)         (21,982)
                                                                 --------------   --------------   --------------
        Net cash flow from financing                                   (12,473)            (101)         (21,718)
                                                                 --------------   --------------   --------------
        (Decrease)/increase in cash                          B          (7,618)           20,057           17,869
                                                                 --------------   --------------   --------------




Notes to the Consolidated Cash Flow Statement


           A    Reconciliation of operating profit/(loss) to net cash flow from operating activities


                                                                  Unaudited        Unaudited          Audited
                                                                   6 months         6 months             Year
                                                                      Ended            Ended            Ended
                                                                30 November      30 November           31 May
                                                                       2002             2001             2002
                                                                     GBP000           GBP000           GBP000

           Operating profit/(loss)                                    1,448            2,369         (13,063)
           Goodwill amortisation                                      1,063            2,670            5,352
           Exceptional goodwill impairment                                -                -           16,036
           Share compensation                                           218            1,033            1,570
           Depreciation                                               9,088           10,493           20,433
           Exceptional tangible fixed asset impairment                    -                -            7,938
           (Profit)/loss on sale of tangible fixed assets             (246)              167              191
           Deferred licence fee income received                           -                -           10,000
           Government grants released                                 (115)             (35)            (134)
           Movement in stocks                                         6,309            8,734            7,445
           Movement in debtors                                      (4,038)            8,203           12,115
           Movement in creditors                                      2,686              110          (3,665)
                                                             --------------   --------------   --------------
           Net cash flow from operating activities                   16,413           33,744           64,218
                                                             --------------   --------------   --------------




           B    Reconciliation of net cash flow to movement in net debt

                                                                 Unaudited        Unaudited          Audited
                                                                  6 months         6 months             Year
                                                                     Ended            Ended            Ended
                                                               30 November      30 November           31 May
                                                                      2002             2001             2002
                                                                    GBP000           GBP000           GBP000


            (Decrease)/increase in cash                            (7,618)           20,057           17,869
            Cash flow from debt                                     12,473              132           21,982
                                                            --------------   --------------   --------------
            Change in net debt resulting from cash flows             4,855           20,189           39,851
            Non-cash movement                                          708            (421)          (1,367)
            Currency exchange movement                               4,846              199            2,754
                                                            --------------   --------------   --------------
            Movement in net debt in the period                      10,409           19,967           41,238
            Opening net debt                                      (84,686)        (125,924)        (125,924)
                                                            --------------   --------------   --------------
            Closing net debt                                      (74,277)        (105,957)         (84,686)
                                                            --------------   --------------   --------------




Notes to the Interim Financial Information



            1    Geographical origin segment analysis


                                                                           Unaudited        Unaudited          Audited
                                                                            6 months         6 months             Year
                                                                               Ended            Ended            Ended
                                                                         30 November      30 November           31 May
                                                                                2002             2001             2002
                                                                              GBP000           GBP000           GBP000

  Sales
  United Kingdom                                                              53,214           59,576          108,951
  Finland                                                                     32,051           32,433           68,936
  United States of America                                                    30,746           50,201           98,871
  Australia                                                                    3,632            7,221           14,962
  China                                                                       10,035            6,264           12,857
  Inter segment                                                              (5,809)          (9,707)         (24,030)
                                                                      --------------   --------------   --------------
                                                                             123,869          145,988          280,547
                                                                      --------------   --------------   --------------
  Operating profit/(loss) before closure costs, goodwill
  amortisation and impairment, tangible fixed asset impairment and share compensation

  United Kingdom                                                                 533              730            2,862
  Finland                                                                      5,228            4,891           12,316
  United States of America                                                      (91)              244            2,482
  Australia                                                                    (734)              588              793
  China                                                                        3,045            2,015            4,332
  Central costs                                                              (2,533)          (2,396)          (4,952)
                                                                      --------------   --------------   --------------
                                                                               5,448            6,072           17,833
                                                                      --------------   --------------   --------------
  Operating profit/(loss)
  United Kingdom                                                                 533              730            2,862
  Finland                                                                      4,281            3,961           10,424
  United States of America                                                   (3,144)          (2,529)         (26,522)
  Australia                                                                    (734)              588              793
  China                                                                        3,045            2,015            4,332
  Central costs                                                              (2,533)          (2,396)          (4,952)
                                                                      --------------   --------------   --------------
                                                                               1,448            2,369         (13,063)
                                                                      --------------   --------------   --------------




Notes to the Interim Financial Information


        2    Business segment analysis

                                                                           Unaudited        Unaudited          Audited
                                                                            6 months         6 months             Year
                                                                               Ended            Ended            Ended
                                                                         30 November      30 November           31 May
                                                                                2002             2001             2002
                                                                              GBP000           GBP000           GBP000

  Sales
  Wireless infrastructure                                                     81,454           99,541          188,589
  Cellular handset products                                                   24,324           23,632           48,845
  Electronic warfare                                                          11,014           13,745           26,977
  Broadband access                                                             5,888            7,997           12,544
  Inter segment                                                                (723)          (2,719)          (3,889)
                                                                      --------------   --------------   --------------
  Excluding compound semiconductors                                          121,957          142,196          273,066
  Compound semiconductors                                                      1,912            3,792            7,481
                                                                      --------------   --------------   --------------
                                                                             123,869          145,988          280,547
                                                                      --------------   --------------   --------------
  Operating profit/(loss) before closure costs, goodwill
  amortisation and impairment, tangible fixed asset impairment and share compensation
  Wireless infrastructure                                                     13,443           14,003           31,777
  Cellular handset products                                                    6,120            5,303           11,570
  Electronic warfare                                                         (1,848)          (1,998)          (1,336)
  Broadband access                                                           (1,372)            (990)          (3,030)
  Central costs                                                              (2,533)          (2,396)          (4,952)
                                                                      --------------   --------------   --------------
  Excluding compound semiconductors                                           13,810           13,922           34,029
  Compound semiconductors                                                    (8,362)          (7,850)         (16,196)
                                                                      --------------   --------------   --------------
                                                                               5,448            6,072           17,833
                                                                      --------------   --------------   --------------
  Operating profit/(loss)
  Wireless infrastructure                                                     13,443           14,003           31,777
  Cellular handset products                                                    5,173            4,373            9,678
  Electronic warfare                                                         (1,964)          (2,123)          (1,583)
  Broadband access                                                           (1,590)          (2,898)         (11,999)
  Central costs                                                              (2,533)          (2,396)          (4,952)
                                                                      --------------   --------------   --------------
  Excluding compound semiconductors                                           12,529           10,959           22,921
  Compound semiconductors                                                   (11,081)          (8,590)         (35,984)
                                                                      --------------   --------------   --------------
                                                                               1,448            2,369         (13,063)
                                                                      --------------   --------------   --------------




Notes to the Interim Financial Information


           3    Loss per share

                                                                  Unaudited        Unaudited          Audited
                                                                   6 months         6 months             Year
                                                                      Ended            Ended            Ended
                                                                30 November      30 November           31 May
                                                                       2002             2001             2002

          Adjusted basic (loss)/earnings per share                  (0.71)p          (2.71)p            2.28p
          Effect of adjusted items net of taxation                  (1.28)p          (5.34)p         (41.59)p
                                                             --------------   --------------   --------------
          Basic loss per share                                      (1.99)p          (8.05)p         (39.31)p
                                                             --------------   --------------   --------------
          Adjusted diluted (loss)/earnings per share                (0.71)p          (2.71)p            2.25p
          Effect of adjusted items net of taxation                  (1.28)p          (5.34)p         (41.56)p
                                                             --------------   --------------   --------------
          Diluted loss per share                                    (1.99)p          (8.05)p         (39.31)p
                                                             --------------   --------------   --------------
                                                                     GBP000           GBP000           GBP000
          Adjusted (loss)/profit                                      (528)          (1,998)            1,687
          Exceptional closure costs                                 (2,719)                -                -
          Goodwill amortisation                                     (1,063)          (2,670)          (5,352)
          Exceptional goodwill impairment                                 -                -         (16,036)
          Exceptional fixed asset impairment                              -                -          (7,938)
          Share compensation                                          (218)          (1,033)          (1,570)
          Net financing currency exchange gain/(loss)                 2,027            (236)              165
          Exceptional gain on repayment of debt                       1,026                -                -
                                                             --------------   --------------   --------------
          Loss on ordinary activities after taxation                (1,475)          (5,937)         (29,044)
                                                             --------------   --------------   --------------
          Weighted average number of shares                      74,186,415       73,760,593       73,881,832
          Dilution effect of share options                                -                -          243,482
          Dilution effect of contingently issuable shares                 -                -          708,543
                                                             --------------   --------------   --------------
          Diluted weighted average number of shares              74,186,415       73,760,593       74,833,857
                                                             --------------   --------------   --------------


  4        Exceptional closure costs

           Exceptional closure costs of GBP2,719,000 relate to the closure of the compound semiconductors fabrication facility at Filtronic Solid State, Santa Clara, California.

  5        Interim financial information

           The accounting policies adopted in preparing this interim financial information are consistent with those set out on pages 22 and 23 of the Filtronic plc Annual Report 2002.

           The interim financial information contained in this report does not constitute statutory financial statements within the meaning of
           Section 240 of the Companies Act 1985.

           The figures for the year ended 31 May 2002 are extracted from the Financial Statements included in the Filtronic plc Annual Report 2002 dated 29 July 2002. Those Financial Statements, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies in England and Wales.

           Copies of this Interim Report are available from the registered office of the company:

           Filtronic plc
           The Waterfront
           Salts Mill Road
           Saltaire
           Shipley
           West Yorkshire
           BD18 3TT
           Tel: +44 1274 530 622
           Fax: +44 1274 531 561
           www.filtronic.com

Independent Review Report to Filtronic plc


Introduction

We have been instructed by the company to review the financial information consisting of the profit and loss account, balance sheet, statement of total recognised gains and losses, reconciliation of shareholders funds, cash flow statement and notes and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 November 2002.


    KPMG Audit Plc
    Chartered Accountants
    Leeds
    27 January 2003


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Filtronic PLC
                                            (Registrant)


                                            By: Fiona Pick
                                            Solicitor & Asst. Co. Secretary





Date 27 January 2003